Kristy Johnson

From: Kristy Johnson
Sent: Friday, March 27, 2026 5:26 PM
To: sec-aod@azcc.gov
Cc: Kristy Johnson
Subject: Alterna Securities SEC# 8-49311 - Annual Audit - December 31, 2025
Attachments: 0804_20260326 Alterna - Annual Audit - Final.pdf

Attached please find a copy of the annual audit report for the period ended December 31, 2025. Please let me know if you have any questions.

Sincerely,

Kristy "KJ" Johnson

MGL Consulting, LLC


KRISTY JOHNSON
(KJ)
-Vice President
-Investment Advisor Specialist
281-367-0380 ext 110
832-507-7127
kjohnson@mglconsulting.com
www.mglconsulting.com
8708 Technology Forest Place, Ste 100A
The Woodlands, TX 77381
MGL
Consulting
Providing Insight and Direction

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